Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS RESULTS FOR ITS FOURTH QUARTER AND FY20

YEAR-END

In January, BRP launched the world’s first factory-installed turbocharged two-stroke engine with the all-new Ski-Doo

Summit 850 E-TEC Turbo snowmobile[1]. © BRP 2020

Highlights for the year vs FY19:

●	Solid retail performance in North America with Powersports retail sales up 15% in FY20;

●	Revenues of $6,052.7 million, an increase of $808.9 million or 15.4%;

●	Gross profit of $1,454.0 million representing 24.0% of revenues, an increase of $200.6 million;

●	Net income of $370.6 million, an increase of $143.3 million, which resulted in a diluted earnings per share of $3.96, an increase of $1.68 per share or 73.7%;

●	Normalized net income[2] of $358.4 million, an increase of $49.8 million, which resulted in a normalized diluted earnings per share[2] of $3.83, an increase of $0.73 per share or 23.5%;

●	Normalized EBITDA[2] of $804.4 million representing 13.3% of revenues, an increase of $148.5 million or 22.6%;

In addition:

●	In light of the COVID-19 situation, BRP is proactively implementing various measures to protect its financial flexibility, and will not issue a full-year guidance for FY21 at this time.

Highlights for the quarter vs Q4 FY19:

●	North American Powersports retail sales grew 12% in the quarter with side-by-side vehicles (SSV) retail growing more than 30%;

●	Revenues of $1,615.9 million, an increase of $110.0 million or 7.3%;

[1] Based on internal research and publicly available information.

[2] See “Non-IFRS Measures” section of this press release for the definition of these items and, where applicable, their reconciliation to the most directly comparable IFRS measure.

●	Gross profit of $383.7 million representing 23.7% of revenues, an increase of $48.8 million;

●	Net income of $118.2 million, an increase of $35.5 million, which resulted in diluted earnings per share of $1.32, an increase of $0.48 per share or 57.1%;

●	Normalized net income[1] of $100.2 million, an increase of $14.4 million, which resulted in normalized diluted earnings per share[1] of $1.12, an increase of $0.24 per share or 27.3%;

●	Normalized EBITDA [1] of $221.8 million representing 13.7% of revenues, an increase of $39.9 million or 21.9%.

[1] See “Non-IFRS Measures” section of this press release for the definition of these items and, where applicable, their reconciliation to the most directly comparable IFRS measure.

Valcourt, Quebec, March 20, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and twelve-month periods ended January 31, 2020. All financial information is in Canadian dollars unless otherwise noted.

“We concluded another record year in FY20. Our 15% increase in retail sales in a flattish North American industry, proves our strong position in the market and allowed us to deliver our Challenge 2020 five-year plan one year in advance by exceeding our $6 billion revenue and $3.50 EPS targets,” confirmed José Boisjoli, President and CEO.

“During this time, our thoughts are with all those who have been affected by the COVID-19 virus and we are putting in place different measures to ensure the health and safety of our employees across the world. In this current global uncertainty, we are proactively implementing measures to protect our financial flexibility and are monitoring closely the situation to assess its potential impact on our business. In this context, we will not issue a full-year guidance for FY21 at this time,” said Boisjoli.

“Our diversified manufacturing footprint, product portfolio, market presence and our experienced Management Team provide us with a solid base to navigate through this period of uncertainty while preserving our industry leadership position,” concluded Boisjoli.

Net Income data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars) (unaudited)	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019	January 31, 2018
					Restated [1]
Revenues by category
Powersports
Year-Round Products	$705.1	$597.6	$2,791.7	$2,240.6	$1,810.0
Seasonal Products	542.7	577.6	1,901.4	1,803.5	1,553.9
Powersports PA&A and OEM Engines	215.4	202.7	799.8	707.5	659.7
Marine	152.7	128.0	559.8	492.2	428.9
Total Revenues	1,615.9	1,505.9	6,052.7	5,243.8	4,452.5
Cost of sales	1,232.2	1,171.0	4,598.7	3,990.4	3,407.4
Gross profit	383.7	334.9	1,454.0	1,253.4	1,045.1
As a percentage of revenues	23.7%	22.2%	24.0%	23.9%	23.5%
Operating expenses

Selling and marketing	88.9	88.1	382.5	336.9	288.6

Research and development	64.7	63.5	238.4	221.7	198.6

General and administrative	68.5	58.9	256.9	214.7	166.3

Other operating expenses (income)	(35.8)	(2.1)	(28.1)	7.5	13.9
Total operating expenses	186.3	208.4	849.7	780.8	667.4
Operating income	197.4	126.5	604.3	472.6	377.7

Net financing costs	24.6	19.2	88.7	73.9	54.4

Foreign exchange (gain) loss on long-term debt	9.5	0.8	9.9	69.8	(53.3)
Income before income taxes	163.3	106.5	505.7	328.9	376.6

Income tax expense	45.1	23.8	135.1	101.6	137.5
Net income	$118.2	$82.7	$370.6	$227.3	$239.1

Attributable to shareholders	$118.4	$82.7	$371.4	$227.0	$238.9

Attributable to non-controlling interest	$(0.2)	$—	$(0.8)	$0.3	$0.2

Normalized EBITDA [2]	$221.8	$181.9	$804.4	$655.9	$536.2

Normalized net income [2]	$100.2	$85.8	$358.4	$308.6	$245.5
[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[2]	See “Non-IFRS Measures” section of this press release for the definition of these items and, where applicable, their reconciliation to the most directly comparable IFRS measure.

Other Financial data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data) (unaudited)	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019	January 31, 2018
					Restated [1]

Revenues by geography
United States	$856.2	$800.8	$3,321.2	$2,817.1	$2,247.7
Canada	238.9	209.4	951.8	845.5	772.2
International [2]	520.8	495.7	1,779.7	1,581.2	1,432.6
	$1,615.9	$1,505.9	$6,052.7	$5,243.8	$4,452.5

Declared dividends per share	$0.10	$0.09	$0.40	$0.36	$0.24

Weighted average number of shares – basic	88,617,489	97,134,909	92,760,943	98,291,845	106,961,014
Weighted average number of shares – diluted	89,888,161	97,975,542	93,813,815	99,588,888	107,917,087

Earnings per share – basic	$1.34	$0.85	$4.00	$2.31	$2.23
Earnings per share – diluted	1.32	0.84	3.96	2.28	2.21
Normalized earnings per share – basic [3]	1.13	0.88	3.87	3.14	2.29
Normalized earnings per share – diluted [3]	1.12	0.88	3.83	3.10	2.27
[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[2]	International is defined as all jurisdictions except the United States and Canada.
[3]	See “Non-IFRS Measures” section.

Financial Position data

As at

(in millions of Canadian dollars) (unaudited)	January 31, 2020	January 31, 2019	January 31, 2018
			Restated [1]
Cash	$42.5	$100.0	$226.0
Working capital	(211.9)	(192.6)	(92.9)
Property, plant and equipment	1,027.4	905.1	766.8
Total assets	3,767.1	3,077.2	2,623.6
Total non-current financial liabilities	1,883.8	1,225.5	1,022.8
Total liabilities	4,356.8	3,400.0	2,915.6
Shareholders deficit	(589.7)	(322.8)	(292.0)

[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

Highlights for the Three- and Twelve-Month Periods Ended January 31, 2020

Revenues increased by $110.0 million, or 7.3%, to $1,615.9 million for the three-month period ended January 31, 2020, compared with $1,505.9 million for the corresponding period ended January 31, 2019. The revenue increase was mainly due to higher wholesale of Year-Round Products, partially offset by an unfavourable foreign exchange rate variation of $27 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 12% for the three-month period ended January 31, 2020 compared with the three-month period ended January 31, 2019. The increase was driven by Year-Round Products and snowmobile.

Gross profit increased by $48.8 million, or 14.6%, to $383.7 million for the three-month period ended January 31, 2020, compared with $334.9 million for the corresponding period ended January 31, 2019. The gross profit increase includes an unfavourable foreign exchange rate variation of $26 million. Gross profit margin percentage increased by 150 basis points to 23.7% from 22.2% for the three-month period ended January 31, 2019. The increase of 150 basis points was primarily due to favourable pricing and sales programs variation, lower warranty costs and a higher volume of products sold, partially offset by an unfavourable foreign exchange rate variation.

Operating expenses decreased by $22.1 million, or 10.6%, to $186.3 million for the three-month period ended January 31, 2020, compared with $208.4 million for the three-month period ended January 31, 2019. This decrease was mainly attributable to the reversal of expenses related a favourable litigation decision, partially offset by higher general and administrative expenses for continued product investments.

Revenues increased by $808.9 million, or 15.4%, to $6,052.7 million for the twelve-month period ended January 31, 2020, compared with $5,243.8 million for the corresponding period ended January 31, 2019. The revenue increase was primarily attributable to higher wholesale of Year-Round Products.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 12% for the twelve-month period ended January 31, 2020 compared with the twelve-month period ended January 31, 2019, mainly due to an increase in Year-Round Products.

Gross profit increased by $200.6 million, or 16.0%, to $1,454.0 million for the twelve-month period ended January 31, 2020, compared with $1,253.4 million for the corresponding period ended January 31, 2019. Gross profit margin percentage increased by 10 basis points to 24.0% from 23.9% for the twelve-month period ended January 31, 2019. The increase was primarily due to higher volume of Year-Round Products sold and favourable pricing and sales programs variation, partially offset by higher commodity, production and distribution costs.

Operating expenses increased by $68.9 million, or 8.8%, to $849.7 million for the twelve-month period ended January 31, 2020, compared with $780.8 million for the twelve-month period ended January 31, 2019. The increase was mainly attributable to expenses incurred in connection with the launch of various products, continued product investments, costs related to the modernization of information systems and additional operating expenses resulting from acquisition of boat companies in the Marine segment, partially offset by the reversal of expenses related to the favourable litigation decision.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $107.5 million, or 18.0%, to $705.1 million for the three-month period ended January 31, 2020, compared with $597.6 million for the corresponding period ended January 31, 2019. The increase resulted mainly from a higher volume of SSV sold, partially offset by an unfavourable foreign exchange rate variation of $11 million.

North American Year-Round Products retail sales increased on a percentage basis in the low-twenties range compared with the three-month period ended January 31, 2019.

Seasonal Products

Revenues from Seasonal Products decreased by $34.9 million, or 6.0%, to $542.7 million for the three-month period ended January 31, 2020, compared with $577.6 million for the corresponding period ended January 31, 2019. The decrease was driven by a lower volume of PWC sold and an unfavourable foreign exchange rate variation of $10 million, partially offset by a favourable product mix and price increase in snowmobile and PWC.

North American Seasonal Products retail sales increased on a percentage basis by high-single digits compared with the three-month period ended January 31, 2019.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines increased by $11.4 million, or 5.6%, to $215.6 million for the three-month period ended January 31, 2020, compared with $204.2 million for the corresponding period ended January 31, 2019. The increase was mainly attributable to a higher volume of Year-Round Products parts and accessories.

Marine

Revenues from the Marine segment increased by $23.8 million, or 17.8%, to $157.4 million for the three-month period ended January 31, 2020, compared with $133.6 million for the corresponding period ended January 31, 2019. The increase was mainly due to the additional revenues following the acquisition of Telwater and a higher volume of outboard engines sold.

North American outboard engine retail sales decreased on a percentage basis by low-single digits compared with the three-month period ended January 31, 2019.

Cash flows

A summary of net cash flows by activities is presented below for the twelve-month periods ended January 31, 2020 and 2019:

	Twelve-month periods ended
(millions of Canadian dollars) (unaudited)	January 31, 2020	January 31, 2019
Net cash flows generated from operating activities	$555.5	$561.2
Net cash flows used in investing activities	(443.3)	(470.5)
Net cash flows used in financing activities	(177.7)	(213.2)
Effect of exchange rate changes on cash	8.0	(3.5)
Net decrease in cash	(57.5)	(126.0)
Cash at beginning of period	100.0	226.0
Cash at end of period	$42.5	$100.0

Net Cash Flows Generated from Operating Activities

Net cash flows generated from operating activities totalled $555.5 million for the twelve-month period ended January 31, 2020 compared with $561.2 million for the twelve-month period ended January 31, 2019. The $5.7 million decrease in net cash flows generated was mainly due to higher income taxes paid and by unfavourable changes in working capital of $130.5 million, partially offset by a higher operating income when excluding the depreciation expense. The unfavourable changes in working capital were primarily driven by higher Inventory and a lower variance in Trade payables and accruals compared to Fiscal 2019.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities totalled $443.3 million for the twelve-month period ended January 31, 2020 compared with $470.5 million for the twelve-month period ended January 31, 2019. The $27.2 million decrease was mainly attributable to a lower amount invested in business combinations in Fiscal 2020, partially offset by investments related to the modernization of information systems.

Net Cash Flows Used in Financing Activities

Net cash flows used in financing activities totalled $177.7 million for the twelve-month period ended January 31, 2020 compared with $213.2 million for the twelve-month period ended January 31, 2019. The $35.5 million decrease in net cash flows used was mainly attributable to the new U.S. $335.0 million tranche of the Term Facility, partially offset by a higher amount invested to repurchase shares and stock options, the repayment of lease liabilities due to IFRS 16 – Leases adoption and a higher interest paid.

As of March 18, 2020, BRP drew on its revolving credit facility to reach the amount of $700 million as a precautionary measure to increase liquidity and preserve financial flexibility in light of the COVID-19 situation.

SUSPENSION OF DIVIDEND

As part of BRP’s measures to preserve its financial flexilibility, the Board of Directors has decided to suspend the Company’s quarterly cash dividend until further notice.

Note

The information contained in this press release is unaudited.

During the twelve-month period ended January 31, 2020, the Company adopted IFRS 16 “Leases” standard as explained in Note 8 of the unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2019.

Conference Call and Webcast Presentation

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY20 fourth quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 4318906), please dial 514-392-0235 or 1-800-377-0758 (toll-free in North America). Click here for international dial-in numbers.

The Company’s fourth quarter and year-end FY20 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 13,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release, including about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

Key assumptions in determining forward-looking information are set forth below. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation following risk factors: the impact of adverse economic conditions such as those resulting from the ongoing COVID-19 health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; increase freight and shipping costs or disruptions; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. This press release should be read in conjunction with our annual management’s discussion and analysis and our audited consolidated financial statements for Fiscal 2019, our management’s discussion and analysis and interim financial statements for the first three quarters of Fiscal 2020 and our other recent and future filings with applicable Canadian and U.S. securities regulatory authorities, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in the press release are made as of the date of the press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring costs, loss on litigation and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the table below for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Consolidated statements of net income

[unaudited]

[in millions of Canadian dollars, except per share data]

	Years ended
	January 31, 2020	January 31, 2019

Revenues	$6,052.7	$5,243.8
Cost of sales	4,598.7	3,990.4
Gross profit	1,454.0	1,253.4

Operating expenses
Selling and marketing	382.5	336.9
Research and development	238.4	221.7
General and administrative	256.9	214.7
Other operating expenses (income)	(28.1)	7.5
Total operating expenses	849.7	780.8
Operating income	604.3	472.6

Financing costs	90.9	76.9
Financing income	(2.2)	(3.0)
Foreign exchange loss on long-term debt	9.9	69.8
Income before income taxes	505.7	328.9
Income tax expense	135.1	101.6

Net income	$370.6	$227.3
Attributable to shareholders	$371.4	$227.0

Attributable to non-controlling interest	$(0.8)	$0.3

Basic earnings per share	$4.00	$2.31

Diluted earnings per share	$3.96	$2.28

Consolidated statements of financial position

[unaudited]

[in millions of Canadian dollars]

As at

	January 31, 2020	January 31, 2019

Cash	$42.5	$100.0
Trade and other receivables	399.1	388.3
Income taxes and investment tax credits receivable	18.4	13.6
Other financial assets	19.1	12.8
Inventories	1,166.3	946.2
Other current assets	26.8	24.9
Total current assets	1,672.2	1,485.8

Investment tax credits receivable	12.1	14.5
Other financial assets	20.2	20.0
Property, plant and equipment	1,027.4	905.1
Intangible assets	610.1	478.7
Right-of-use assets	214.7	—
Deferred income taxes	206.6	169.6
Other non-current assets	3.8	3.5
Total non-current assets	2,094.9	1,591.4

Total assets	$3,767.1	$3,077.2

Trade payables and accruals	$1,085.8	$1,003.5
Provisions	426.7	408.6
Other financial liabilities	182.9	108.3
Income tax payable	67.4	68.3
Deferred revenues	71.8	71.3
Current portion of long-term debt	17.9	18.4
Current portion of lease liabilities	31.6	—
Total current liabilities	1,884.1	1,678.4

Long-term debt	1,627.5	1,197.1
Lease liabilities	209.3	—
Provisions	112.8	111.6
Other financial liabilities	47.0	28.4
Deferred revenues	140.3	129.7
Employee future benefit liabilities	301.2	237.1
Deferred income taxes	14.3	0.9
Other non-current liabilities	20.3	16.8
Total non-current liabilities	2,472.7	1,721.6
Total liabilities	4,356.8	3,400.0
Deficit	(589.7)	(322.8)

Total liabilities and deficit	$3,767.1	$3,077.2

Consolidated statements of cash flows

[unaudited]

[in millions of Canadian dollars]

	Twelve-month periods ended
	January 31, 2020	January 31, 2019

OPERATING ACTIVITIES
Net income	$370.6	$227.3
Non-cash and non-operating items:
Depreciation expense	234.1	177.3
Income tax expense	135.1	101.6
Foreign exchange loss on long-term debt	9.9	69.8
Interest expense and transaction costs	78.5	65.0
Other	9.6	6.7
Cash flows generated from operations before changes in working capital	837.8	647.7
Changes in working capital:
Increase in trade and other receivables	(17.1)	(50.2)
Increase in inventories	(225.6)	(178.2)
Increase in other assets	(18.7)	(29.2)
Increase in trade payables and accruals	84.5	180.7
Increase in other financial liabilities	2.3	10.5
Increase in provisions	16.1	39.6
Increase in other liabilities	10.8	9.6
Cash flows generated from operations	690.1	630.5
Income taxes paid, net of refunds	(134.6)	(69.3)
Net cash flows generated from operating activities	555.5	561.2

INVESTING ACTIVITIES
Business combinations, net of acquired cash	(113.2)	(173.0)
Additions to property, plant and equipment	(280.7)	(278.1)
Additions to intangible assets	(50.0)	(20.5)
Other	0.6	1.1
Net cash flows used in investing activities	(443.3)	(470.5)

FINANCING ACTIVITIES
Issuance of long-term debt	457.3	146.6
Long-term debt amendment fees	(6.5)	(8.9)
Repayment of long-term debt	(19.0)	(16.8)
Repayment of lease liabilities	(30.5)	—
Interest paid	(75.5)	(52.9)
Issuance of subordinate voting shares	12.0	6.2
Repurchase of subordinate voting shares	(447.5)	(248.6)
Repurchase of stock options	(28.0)	—
Dividends paid	(37.2)	(35.3)
Other	(2.8)	(3.5)
Net cash flows used in financing activities	(177.7)	(213.2)
Effect of exchange rate changes on cash	8.0	(3.5)
Net decrease in cash	(57.5)	(126.0)
Cash at the beginning of year	100.0	226.0
Cash at the end of year	$42.5	$100.0

Segmented information

[in millions of Canadian dollars]

[unaudited]

For the year ended January 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$5,494.6	$577.5	$(19.4)	$6,052.7
Cost of sales	4,107.8	510.3	(19.4)	4,598.7
Gross profit	1,386.8	67.2	—	1,454.0

Total operating expenses				849.7
Operating income				604.3

Financing costs				90.9
Financing income				(2.2)
Foreign exchange loss on long-term debt				9.9
Income before income taxes				505.7
Income tax expense				135.1

Net income				$370.6

[in millions of Canadian dollars]

[unaudited]

For the year ended January 31, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,753.5	$522.3	$(32.0)	$5,243.8
Cost of sales	3,560.2	462.2	(32.0)	3,990.4
Gross profit	1,193.3	60.1	—	1,253.4

Total operating expenses				780.8
Operating income				472.6

Financing costs				76.9
Financing income				(3.0)
Foreign exchange loss on long-term debt				69.8
Income before income taxes				328.9
Income tax expense				101.6

Net income				$227.3

Reconciliation Table

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars) (unaudited)	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019	January 31, 2018
					Restated [2]
Net income	$118.2	$82.7	$370.6	$227.3	$239.1

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	9.9	0.8	10.4	69.8	(53.3)
Transaction costs and other related expenses [3]	0.6	1.0	2.9	2.7	—
Restructuring and related costs (reversal) [4]	(0.3)	0.4	1.7	1.3	2.9
(Gain) loss on litigation [5]	(40.4)	0.2	(40.0)	1.3	5.9
Transaction costs on long-term debt	—	—	—	8.9	2.1
Pension plan past service gains	—	—	—	(1.4)	—
Depreciation of intangible assets related to business acquisitions	1.2	0.7	3.6	1.2	—
Other elements	0.9	0.2	0.9	1.3	1.5
Income tax adjustment	10.1	(0.2)	8.3	(3.8)	47.3
Normalized net income [1]	100.2	85.8	358.4	308.6	245.5
Normalized income tax expense [1]	35.0	24.0	126.8	105.4	90.2
Financing costs adjusted [1] [6]	24.9	19.9	90.9	68.0	53.5
Financing income adjusted [1] [6]	(0.3)	(0.7)	(2.2)	(2.2)	(2.2)
Depreciation expense adjusted [1] [7]	62.0	52.9	230.5	176.1	149.2
Normalized EBITDA [1]	$221.8	$181.9	$804.4	$655.9	$536.2
[1]	See “Non-IFRS Measures” section of this press release for the definition of these items and, where applicable, their reconciliation to the most directly comparable IFRS measure.
[2]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[3]	Costs related to business acquisitions.
[4]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[5]	The Company is involved in patent infringement litigation cases with one of its competitors.
[6]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.
[7]	Adjusted for depreciation of intangible assets acquired through business acquisitions.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com